                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    INFORMATION STATEMENT PURSUANT TO RULES
                                13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            Marsh Supermarkets, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                              Class B Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  571783 20 8
                    ----------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No.  571783 20 8             13G                Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
      S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

            Charles A. Marsh

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)     / /

                                                                           (b)     / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.


NUMBER OF     5   SOLE VOTING POWER

 SHARES                109,090


BENEFICIAL    6   SHARED VOTING POWER

                       113,343
 OWNED BY
   EACH       7   SOLE DISPOSITIVE POWER

REPORTING              109,090


  PERSON      8   SHARED DISPOSITIVE POWER

  WITH                 113,343


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            222,433

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                   /X/

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            4.9

12    TYPE OF REPORTING PERSON*

            IN

                        *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No.  571783 20 8              13G                Page 3 of 5 Pages


Item 1(a)          Name of Issuer:                        Marsh Supermarkets,
                   --------------                         Inc.

Item 1(b)          Address of Issuer's Executive          9800 Crosspoint Blvd.
                   -----------------------------          Indianapolis, IN 46256
                   Offices:
                   -------

Item 2(a)          Name of Person Filing:                 See page 2, Item 1
                   ---------------------

Item 2(b)          Address of Principal Business          Marsh Supermarkets, Inc.
                   -----------------------------          9800 Crosspoint Blvd.
                   Office:                                Indianapolis, IN 46256
                   ------

Item 2(c)          Citizenship:                           See page 2, Item 4
                   -----------
Item 2(d)          Title of Class of Securities:          Class B Common
                   ----------------------------           Stock, no par value

Item 2(e)          CUSIP Number:                          571783 20 8
                   ------------
Item 3             This statement is not filed pursuant to Rules 13d-
                   1(b) or 13d-2(b).

Item 4             Ownership:
                   ----------

                   (a)  Amount beneficially owned:

                         See page 2, Item 9

                   (b)  Percent of class:

                         See page 2, Item 11

                   (c)  Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                         See page 2, Item 5

                   (ii)  Shared power to vote or to direct the vote

                         See page 2, Item 6

                   (iii)  Sole power to dispose or to direct the disposition of

                         See page 2, item 7

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CUSIP No.  571783 20 8              13G              Page 4 of 5 Pages

                (iv)  Shared power to dispose or to direct the disposition of

                      See page 2, Item 8

       Includes 19,481 shares which the reporting person had the right to acquire within 60 days of December 31, 1993 upon exercise of options.



Item 5    Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Inapplicable.

Item 6    Ownership of  More  than  Five  Percent  on  Behalf  of Another
          --------------------------------------------------------------
          Person.
          -------

          Inapplicable.

Item 7    Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the  Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------------

          Inapplicable.

Item 8    Identification  and Classification  of  Members of  the Group.
          --------------------------------------------------------------

          Inapplicable.

Item 9    Notice of Dissolution of Group.
          ------------------------------

          Inapplicable.

Item 10   Certification.
          -------------

          Inapplicable.

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CUSIP No.  571783 20 8              13G             Page 5 of 5 Pages


                              SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 15, 1994
                                   -----------------------------------------
                                   (Date)


                                   /s/ Charles A. Marsh by P. Lawrence Butt,
                                   -----------------------------------------
                                   Attorney-in-Fact
                                   -----------------
                                   (Signature)


                                   Charles A. Marsh, Vice Chairman of the Board
                                   --------------------------------------------
                                   and Senior Vice President, Corporate
                                   ------------------------------------
                                   Development
                                   -----------
                                   (Name/Title)